

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 23, 2010

Weiqing Zhang
Chief Executive Officer, President and Director
Dragon Acquisition Corporation
Floor 28, Block C
Longhai Mingzhu Building
No. 182 Haier Road, Qingdao 266000
People's Republic of China

> **Re:** **Dragon Acquisition Corporation**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed August 2, 2010**
> **File No. 333-166658**

Dear Mr. Zhang:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Also, please note that page references in this letter are based on the courtesy copy of this filing that is marked to show changes from the previous amendment.

General

1. It appears that you did not seek shareholder approval prior to consummating the transaction that resulted in the reverse merger and your current business. Please tell us your basis for not seeking shareholder approval of the transaction disclosed in your Form 8-K filed on April 19, 2010.

Risk Factors, page 7

Our sales will be affected if mortgage financing becomes more costly…., page 8

2.   It appears the risk conveyed in the second paragraph of the narrative is separate from the risk conveyed in the first paragraph. Please revise to break out the discussion in the second paragraph into a separate risk factor.

Use of Proceeds, page 21

3.   Please refer to Item 504 of Regulation S-K and revise to specifically state that you have no specific plan for the offering proceeds.

Market Price and Dividends on our Common Equity, page 22

4.   We note the statement that if you are unable to receive a listing on the NASDAQ Global market, you expect to be eligible to be quoted on the OTCBB. Please revise to discuss the basis for your expectation. Also, revise to clarify if this means you will apply for such quotation if you are unable to receive the noted listing.

Capitalization, page 23

5.   As previously requested, please update the capitalization table to reflect the most recent balance sheet information to be filed in accordance with Rule 3-12 of Regulation S-X.

Results of Operations, page 32

Comparison of the Three Months Ended March 25, 2010 and March 25, 2009, page 32

6.   Please revise to clarify why the "Percentage of Completion" figures in the first table do not correspond to the "% Complete" figures in the second table.

7.   Please tell us why the completion percentages for several properties listed on the table starting on the bottom of page 37 do not correspond with the completion percentages in the table on page 34. For instance, you disclose that Longhai Mingzhu was 80% complete for the year ended December 25, 2009 and only provided dashes for the quarter ended March 25, 2010. Was Longhai Mingzhu not still at least 80% complete at this quarter ended?

Net cash flow from financing activities, page 43

8.   We note your response to comment 19. Please revise to identify the originator of the two employee loans.

Business, page 48

Project Development Process, page 60

9.   We note your response to comment 22 that Longhai Holdings and Longhai Group do not have any other relationship than sharing common control. Please revise to reflect your response in this section. Also, please revise to disclose the portion of development projects that utilized land sourced by Longhai Group.

10.   We note your response to comment 23. You disclose that land use rights are provided to you on a continuous basis by local governments. However, the third paragraph under this subheading primarily discusses Longhai Group's relationship with local governments. As such, please revise to clarify your relationships with the local governments that result in them providing you with land use rights on a continuous basis.

11.   Please revise to discuss the typical purchase terms and how they are determined in transactions where you acquire land use rights from Longhai Group. Also, clarify if Longhai Group is obligated to present land use rights to you for purchase.

12.   We note the revised disclosure that regulations require a public auction for grants of land use rights and that such auctions are announced via a public invitation in major newspapers. Since the invitation is a public one, please revise to discuss the significance of Longhai Group being considered a "preferred candidate."

13.   Based on your disclosure, it appears that Longhai Group's ability to maintain its relationships with local governments and acquire land use rights is dependent on its ability to participate in the development of the "public portion" of the government's development plans. As such, please revise to clarify if Longhai Group has to compete to participate the development of the public portion of development and redevelopment plans.

PRC Government Regulations, page 68

14.   Please revise to clarify how the regulations discussed in this section specifically affect you.

History and Corporate Structure, page 71

Financing Transaction, page 72

15.   We note your response to comment 29 and await a reconciliation of the fair value assigned to the issuances of common stock (detailed in your response to comment 36 of our letter dated July 19, 2010) to your estimated offering price per share, or range, when available and the details of the significant factors contributing to the differences.

Executive Compensation, page 81

16.   Please tell us if your executive officers receive compensation from any other persons, including your parent company or any of its affiliates.

Notes to Consolidated Financial Statements, page F-30

Note 1 – Organization, page F-30

17.   We note your response to comment 33. Please file the Nominee Agreement as an exhibit to your next amendment.

Note 2 – Acquisition of Subsidiaries, page F-27

18.   We note your response to comment 34. Please clarify what is meant by the related parties' ability to "influence the Company and in effect generate or cause a capital contribution to the Company." Given that the related parties are not shareholders of the company, it appears that amounts recorded in additional paid-in capital should be re-characterized as goodwill or gain on bargain purchase, as applicable.

Note 3 – Summary of Significant Accounting Policies, page F-35

Revenue Recognition, page F-36

19.   You state in your response to comment 36 that in the past you have never had to apply the full accrual method. This contradicts disclosure in the filing which indicates that the full accrual method was used for all sales prior to December 26, 2008. Please clarify this discrepancy in your response to us. Furthermore, we understand that you have never had to apply the full accrual method to projects less than twelve months in length, because all projects have exceeded twelve months. Nevertheless, your policy regarding short-term contracts in which the full accrual method would be used is unclear. Specifically, it is still not clear how revenue could be recognized under the full accrual method prior to payment in full of all consideration due, which is contemplated by the sentence "revenue recognized to date in excess of amounts received from customers is classified as current assets under contracts receivable." Please revise your disclosure to explain.

Part II

Recent Sales of Unregistered Securities, page II-1

20.   It appears that you employed an underwriter or placement agent for several of the private placements disclosed in this section. Please revise to identify such party or advise.

Draft of Exhibit 5.1

21.   Please have counsel revise the opinion to address the legality of the shares to be issued in your primary offering.

Draft of Exhibit 5.2

22.   Assumption b concerning the applicability of "certain" remedial provisions on the balance of the warrants appears to constitute a legal conclusion. It does not appear appropriate to assume a legal conclusion that affects that validity of the warrants subject to the opinion. Please have counsel revise the opinion accordingly or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202)551-3429 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

c: Louis A. Bevilacqua, Esq. (*via facsimile*)